VIVENDI
  UNIVERSAL [LOGO]



                   VIVENDI UNIVERSAL ANNOUNCES OFFERING OF
                EURO 1 BILLION OF NOTES MANDATORILY REDEEMABLE
                         FOR VIVENDI UNIVERSAL SHARES


This press release does not constitute or form part of an offer to sell or a solicitation of an offer to purchase or subscribe for securities in the United States or any other jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to or for the benefit of U.S. persons, absent registration or pursuant to an applicable exemption from the registration requirements of the Securities Act. No offering of securities is being made in the United States.


Paris, November 20, 2002 - Following the completion of the offering to institutional investors on 14 November and the completion of the subsequent three-day retail offering in France on 19 November evening, Vivendi Universal [NYSE: V; Paris Bourse: EX FP] announced that the extension clause on its placement of notes mandatorily redeemable for Vivendi Universal shares had been exercised in full. The size of the offering has therefore been increased by E115.5 million to E1,000 million, including the full exercise of the over-allotment option for an amount of E114.5 million.

The final terms of the transaction are as follows: 78,678,206 notes were issued with a nominal value of E12.71 each, raising a total nominal value of E1,000 million. The notes are mandatorily redeemable for Vivendi Universal shares on the basis of one share for one note, assuming redemption at maturity. The notes will carry an annual interest rate of 8.25%.

The maturity date of the notes is 25 November 2005. The redemption will result in the creation of a maximum of 78,678,206 new shares, ultimately leading to a limited dilution effect of approximately 7%.

This offering has been conducted in France on the basis of a preliminary prospectus which received the visa No. 02-1141 from the French Commission des Operations de Bourse (the "COB") on November 14, 2002 and a final prospectus, which received the visa No. 02-1146 from the COB. The preliminary prospectus comprises the Document de Reference of Vivendi Universal filed with the COB on April 23, 2002, the updated Document de Reference submitted to the COB on November 12, 2002, the Note d'Operation Preliminaire and the Note d'Operation Definitive. The final prospectus is comprised of the Document de Reference of Vivendi Universal filed with the COB on April 23, 2002, the updated Document de Reference submitted to the COB on November 12, 2002 and the Note d'Operation Definitive.

Disclaimer
----------

This press release does not constitute an offer for sale of securities in the United States or any other jurisdiction. The convertible notes will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.


This press release contains 'forward-looking statements' as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements and business strategy as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risk that: the final dilution caused to Vivendi Universal's share capital is different from that described above; the offering does not provide Vivendi Universal with the financial flexibility it expects as a result of it; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Commission des Operations de Bourse. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov <http://www.sec.gov> or directly from Vivendi Universal. Vivendi Universal does not undertake to, nor has any obligation to, provide, update or revise forward-looking statements.


CONTACTS:

Media                           Investor Relations
 Paris                           Paris
 Antoine Lefort                  Laurence Daniel
 +33 (1) 71.71.1180              +33 (1).71.71.1233

 Alain Delrieu
 +33 (1).71.71.1086

 New York                        New York
 Anita Larsen                     Eileen McLaughlin
 +(1) 212.572.1118                +(1) 212.572.8961